# SELECT*LIFE NY
# SELECT*LIFE NY II
# VARIABLE ESTATE DESIGN$^{SM}$
# VOYA INVESTOR ELITE NY

## FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

issued by

### ReliaStar Life Insurance Company of New York

and its

### ReliaStar Life Insurance Company of New York Variable Life Separate Account I

**Supplement Dated May 13, 2015**

This supplement provides up-to-date information about the company and updates and amends your current prospectus and Statement of Additional Information, as applicable, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus and/or Statement of Additional Information for future reference.

_____

# NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND REORGANIZATIONS

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the Voya Global Advantage Portfolio, the VY® DFA World Equity and the VY® Franklin Templeton Founding Strategy Portfolios.*

The Board of Directors of Voya Partners, Inc. and the Board of Trustees of ING Investors Trust approved separate proposals to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about August 14, 2015 (the "Reorganization Date"), the following Merging Funds will reorganize with and into the following Surviving Funds.

| Merging Funds | Surviving Funds |
|---|---|
| Voya Aggregate Bond Portfolio (Class I) [*] | Voya Intermediate Bond Portfolio (Class I) |
| VY® DFA World Equity Portfolio (Class I) | Voya Global Value Advantage Portfolio (Class I) |
| VY® Franklin Templeton Founding Strategy Portfolio (Class I) | Voya Solution Moderately Aggressive Portfolio (Class I) |

**Voluntary Transfers Before the Reorganization Date.** Prior to the Reorganization Date, you may transfer amounts allocated to a subaccount that invests in a Merging Fund to any other available subaccount or to the fixed account. **See the Transfers section of your policy prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

---

[*] On April 28, 2008, the Subaccount that invests in the Voya Aggregate Bond Portfolio was closed to new investors and to new investments by existing investors.

**On the Reorganization Date.** On the Reorganization Date, your investment in a subaccount that invests in a Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your policy value immediately before the reallocation will equal your policy value immediately after the reallocation.

**Automatic Fund Reallocation After the Reorganization Date.** After the Reorganization Date, the Merging Funds will no longer be available through your policy. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in a Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. **See the Transfers section of your policy prospectus for information about making fund allocation changes.**

**Allocation Instructions.** You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050 or www.voyalifecustomerservice.com.

# NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming fund merger involving the Voya Global Portfolio referenced above, effective on the Reorganization Date Class I shares of the Voya Solution Moderately Aggressive Portfolio will be added to your policy as a replacement investment option.

Please note the following information about the Voya Solution Moderately Aggressive Portfolio:

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Solution Moderately Aggressive Portfolio (Class I)**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadvisers:** Voya Investment Management Co. LLC | Seeks capital growth through a diversified asset allocation strategy. |

The Voya Solution Moderately Aggressive Portfolio is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

# IMPORTANT INFORMATION ABOUT THE COMPANY

**Information about the ReliaStar Life Insurance Company of New York found in your policy prospectus and/or Statement of Additional Information is deleted and replaced with the following:**

ReliaStar Life Insurance Company of New York ("ReliaStar," "we," "us," "our," and the "company") issues the variable universal life insurance policy described in the prospectus and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the variable account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company incorporated under the laws of the State of New York in 1917. Our headquarters is at 1000 Woodbury Road, Suite 208, P.O. Box 9004, Woodbury, New York 11797.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the company, by the end of 2016.

# IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICIES

The following chart lists the funds that are available through the policies, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.**

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **American Funds Insurance Series® – Growth FundSM (Class 2)**<br><br>**Investment Adviser:** Capital Research and Management CompanySM | Seeks growth of capital. |
| **American Funds Insurance Series® – Growth-Income FundSM (Class 2)**<br><br>**Investment Adviser:** Capital Research and Management CompanySM | Seeks long-term growth of capital and income. |
| **American Funds Insurance Series® – International FundSM (Class 2)**<br><br>**Investment Adviser:** Capital Research and Management CompanySM | Seeks long-term growth of capital. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **BlackRock Global Allocation V.I. Fund (Class III)**<br><br>**Investment Adviser:** BlackRock Advisors, LLC | Seeks high total investment return. |
| **Fidelity® VIP Contrafund® Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks long-term capital appreciation. |
| **Fidelity® VIP Equity-Income Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index. |
| **Neuberger Berman AMT Socially Responsive Portfolio® (Class I)**<br><br>**Investment Adviser:** Neuberger Berman Management LLC<br><br>**Subadvisers:** Neuberger Berman LLC | Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy. |
| **Voya Balanced Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **Voya Global Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks to maximize total return through a combination of current income and capital appreciation. |
| **Voya Global Perspectives Portfolio (Class I)** [1]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks total return. |
| **Voya Global Value Advantage Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks long-term capital growth and current income. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Growth and Income Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya Index Plus LargeCap Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk. |
| **Voya Index Plus MidCap Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk. |
| **Voya Index Plus SmallCap Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk. |
| **Voya Intermediate Bond Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya International Index Portfolio (Class S)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **Voya Large Cap Growth Portfolio (Class I)**<br><br>    **Investment Adviser:** Directed Services LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Large Cap Value Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks long-term growth of capital and current income. |
| **Voya Limited Maturity Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **Voya Liquid Assets Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **Voya Multi-Manager Large Cap Core Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company | Seeks reasonable income and capital growth. |
| **Voya Retirement Growth Portfolio (Class I)** [1]<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the Voya Retirement Moderate Growth Portfolio. |
| **Voya Retirement Moderate Growth Portfolio (Class I)** [1]<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio. |
| **Voya Retirement Moderate Portfolio (Class I)** [1]<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Russell<sup>TM</sup> Large Cap Growth Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |
| **Voya Russell<sup>TM</sup> Large Cap Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **Voya Russell<sup>TM</sup> Large Cap Value Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |
| **Voya Russell<sup>TM</sup> Mid Cap Growth Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index. |
| **Voya Russell<sup>TM</sup> Small Cap Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index. |
| **Voya Small Company Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations. |
| **Voya SmallCap Opportunities Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya U.S. Bond Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya U.S. Stock Index Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks total return. |
| **VY® Baron Growth Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** BAMCO, Inc. | Seeks capital appreciation. |
| **VY® Clarion Global Real Estate Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** CBRE Clarion Securities LLC | Seeks high total return, consisting of capital appreciation and current income. |
| **VY® Columbia Small Cap Value II Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Columbia Management Investment Advisers, LLC | Seeks long-term growth of capital. |
| **VY® DFA World Equity Portfolio (Class I)** [1]<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Dimensional Fund Advisors LP | Seeks long-term capital appreciation. |
| **VY® FMR® Diversified Mid Cap Portfolio (Class I)** [2]<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **VY® Franklin Templeton Founding Strategy Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC | Seeks capital appreciation. Income is a secondary consideration. |
| **VY® Invesco Comstock Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Invesco Advisers, Inc. | Seeks capital growth and income. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **VY® Invesco Equity and Income Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Invesco Advisers, Inc. | Seeks total return, consisting of long-term capital appreciation and current income. |
| **VY® Invesco Growth and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **VY® JPMorgan Emerging Markets Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **VY® JPMorgan Small Cap Core Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long-term. |
| **VY® Oppenheimer Global Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **VY® Pioneer High Yield Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **VY® T. Rowe Price Capital Appreciation Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **VY® T. Rowe Price Equity Income Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** T. Rowe Price Associates, Inc. | Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks. |
| **VY® T. Rowe Price International Stock Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** T. Rowe Price Associates, Inc. | Seeks long-term growth of capital. |
| **VY® Templeton Foreign Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |

---

[1]  This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

[2]  FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.

# IMPORTANT INFORMATION ABOUT FUNDS
# CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Fidelity® VIP Index 500 Portfolio (Initial Class)** [1]<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** Geode Capital Management, LLC and FMR Co., Inc. | Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index. |
| **Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** Fidelity Investments Money Management, Inc. and other investment advisers | Seeks as high a level of current income as is consistent with the preservation of capital. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Aggregate Bond Portfolio (Class I)**<br><br>    **Investment Adviser:** Directed Services LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks maximum total return, consistent with capital preservation and prudent investment management. |
| **Voya MidCap Opportunities Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Strategic Allocation Conservative Portfolio (Class I)** [2]<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital. |
| **Voya Strategic Allocation Growth Portfolio (Class I)** [2]<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks to provide capital appreciation. |
| **Voya Strategic Allocation Moderate Portfolio (Class I)** [2]<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadvisers:** Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized). |
| **VY® American Century Small-Mid Cap Value Portfolio (Class I)**<br><br>    **Investment Adviser:** Directed Services LLC<br><br>    **Subadvisers:** American Century Investment Management, Inc. | Seeks long-term capital growth. Income is a secondary objective. |
| **VY® Clarion Real Estate Portfolio (Class I)** [3]<br><br>    **Investment Adviser:** Directed Services LLC<br><br>    **Subadvisers:** CBRE Clarion Securities LLC | Seeks total return including capital appreciation and current income. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY® JPMorgan Mid Cap Value Portfolio (Class I)** | Seeks growth from capital appreciation. |
|    **Investment Adviser:** Directed Services LLC | |
|    **Subadvisers:** J.P. Morgan Investment Management Inc. | |

[1] The Fidelity® VIP Index 500 Portfolio was only offered as an investment option in the Select*Life NY product.

[2] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

[3] The VY® Clarion Real Estate Portfolio was never offered as an investment option in the Select*Life NY product.

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into them are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050 or www.voyalifecustomerservice.com. **See the Transfers section of your policy prospectus for information about making allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See the Lapse section of your policy prospectus for more information about how to keep your policy from lapsing. See also the Reinstatement section of your policy prospectus for information about how to put your policy back in force if it has lapsed.**

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 5033
Minot, ND 58702-5033
1-877-886-5050


If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.